UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

NATION ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

632383 105
(CUSIP Number)

copy to: John Hislop RPO 60610, Granville Park Vancouver, British Columbia V6H 4B9 Canada Telephone: 778.785.6108
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	632383 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jayco Investments Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,175,500
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,175,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,175,500 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8% based on 16,020,000 common shares outstanding as of November 30, 2012
14	TYPE OF REPORTING PERSON (See Instructions)
HC

(1)	John Hislop is the sole shareholder of Jayco Investments Inc.

.

CUSIP No.	632383 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Hislop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,403,500(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
11,403,500(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,403,500 of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.1% based on 16,020,000 common shares outstanding as of November 30, 2012
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 228,000 shares held directly by John Hislop and 11,175,500 shares held by Jayco Investments Inc. John Hislop is the sole shareholder of Jayco Investments Inc.

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of Nation Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at RPO 60610, Granville Park, Vancouver, BC  V6H 4B9.

Item 2.  Identity and Background

(a)	Name:

John Hislop (“Hislop”)

Jayco Investments Inc. (“Jayco”)

(Hislop and Jayco collectively referred to as the “Reporting Persons”)

(b)	Residence or business address:

Hislop – RPO 60610, Granville Park, Vancouver, BC V6H 4B9

Jayco – The Business Centre, Upton, St. Michael, Barbados BB11103

(c)	Hislop is the President, Chief Executive Officer, Chief Financial Officer and a director of the Issuer and a citizen of Canada.

Jayco is a company incorporated pursuant to the laws of Barbados.

(d)
Neither of Hislop and Jayco, nor their respective directors and officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
Neither of Hislop and Jayco, nor their respective directors and officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On December 21, 2012, Hislop gifted 1,423,500 shares to Privateer Capital Corporation for no consideration.

Item 4.  Purpose of Transaction

Hislop disposed of the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer owned by Jayco is 11,175,500 shares, or approximately 69.8% of outstanding common stock of the Issuer, based on 16,020,000 shares of common stock outstanding as November 30, 2012.
The aggregate number and percentage of common stock of the Issuer owned by Hislop is 11,403,500 shares, or approximately 71.1% of outstanding common stock of the Issuer, based on 16,020,000 shares of common stock outstanding as November 30, 2012. Of these shares, 228,000 shares are held directly by Hislop and 11,175,500 shares are held by Jayco.

(b)	Hislop has the sole dispositive power to vote or direct the vote, and to dispose or direct the disposition of 11,403,500 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2014	/s/ John Hislop John Hislop

Dated: October 3, 2014	JAYCO INVESTMENTS INC. /s/ David Csumrik Authorized Signatory – David Csumrik

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).